02044839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission file number: 1-7201

AVX CORPORATION
RETIREMENT PLAN

AVX CORPORATION
Plan number: 001
IRS Employer Identification Number: 33-0379007

P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION RETIREMENT PLAN
INDEX

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Participants and Administrator of the
AVX Corporation Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation Retirement Plan (the "Plan") at December 31, 2000 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 14, 2002

AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2000 and 2001

Assets	**2000**	**2001**
Allocated share of Trust net assets	$ 93,627,973	$ 84,256,895
Receivables:		
Employer contributions	1,891,182	1,866,141
Participant contributions	16,785	12,150
Loan repayments	1,809	1,534
Total receivables	1,909,776	1,879,825
Net assets available for benefits	$ 95,537,749	$ 86,136,720

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2001

	2001
Additions:	
Allocated share of Trust investment activities	$ (6,545,441)
Contributions:	
Participant	3,179,642
Employer	5,139,376
Total contributions	8,319,018
Plan transfers in	284,692
Total additions	2,058,269
Deductions:	
Benefits paid to participants	11,303,373
Administrative expenses	155,925
Total deductions	11,459,298
Net decrease	(9,401,029)
Net assets available for benefits:	
Beginning of year	95,537,749
End of year	$ 86,136,720

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The AVX Corporation Retirement Plan is a defined contribution plan which includes a 401(k) feature to which employees can contribute, and the Company makes a matching contribution. The plan also includes a discretionary contribution Plan feature and a non-discretionary contribution Plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA").

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Stock and Kyocera Stock Funds, a participant will receive either whole shares of Kyocera Corporation American Depository Shares ("Kyocera ADS") or whole shares of AVX Corporation Shares ("AVX Stock") with any partial shares being paid in cash.

Participant Loans:

The Consolidated Loan Fund holds participants' loans. With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar type loans prevailing at the time the loan is made.

Administrative Expenses:

All expenses that arise in connection with the administration of the Plan and the Seligman Master Trust ("the Trust") shall be paid out of the Trust Fund.

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Investments:

Plan assets are held in a Master Trust fund. HSBC Bank USA (the "Trustee") invests the assets according to participant investment elections in the following:

Investment Transactions and Investment Income of the Trust:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year as reported on the composite transaction tape. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3. Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from AVX Corporation (the "Company") are at the discretion of the Company's Board of Directors and may not exceed the lesser of (i) 15% of its calendar-year pre-tax income (before contributions under the Plan) and (ii) the annual amount allowable to the Company as a deduction for federal income tax purposes. Contributions from participants, other than those participants employed by the Colorado Springs, Colorado facility, the Louisiana facility and the Sun Valley, California subsidiary of the Company (known as "Filters"), are limited to 5% of each participant's earnings, as defined in the Plan's provisions. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 1% to 12% of compensation. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into the AVX Stock Fund, regardless of how the employee invests the contributions.

Hourly employees of the Colorado Springs, Louisiana and Biddeford facilities may contribute 1% to 15% of their compensation. The Company shall make a non-elective contribution amount equal to 1% of the Colorado Springs and Louisiana facilities members' compensation. The employer shall also contribute to the Plan an amount equal to 66 2/3% of the first 3% of each member's 401(k) Contribution.

Employees of Filters may contribute from 1% to 15% of their compensation, which will be matched by the Company equal to 50% of the first 2% of a participant's compensation. In addition, Filters, as determined by its Board of Directors annually, may contribute not less than 5% nor more than 25% of its pre-tax income, as defined.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) after November 1, 1989 are vested according to the following table:

	Vested Percentage		
	Discretionary Contribution		
Years of Service	Colorado Springs & Louisiana	Filters	All Other Participants
1 Year	0%	20%	0%
2 Years	0%	30%	15%
3 Years	0%	40%	30%
4 Years	0%	50%	45%
5 Years	100%	60%	60%
6 Years		80%	80%
7 Years		100%	100%

The Company's contributions and forfeitures resulting from termination of employment are allocated to each participant's account in proportion to the participant's eligible compensation earned during the year to the total eligible compensation of all participants for the year.

All Kyocera ADS and AVX Stock acquired with a participant's contributions are fully vested at all times. Kyocera ADS and AVX Stock acquired with the Company's matching 3% contributions are fully vested and nonforfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year, other than those participants employed by the Colorado Springs, Louisiana, Biddeford and Sun Valley facilities.

Participant contributions in the AVX Stock Fund and the Kyocera Stock Fund led to concentrations of holdings in these accounts in excess of ERISA allowances. As a result, future contributions to these funds have been restricted.

4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Federal Income Taxes:

The plan features both received favorable determination letters from the U.S. Treasury Department in October 1996 advising that they constitute qualified trusts under Section 401(a) of the Internal Revenue Code and thereby are exempt from Federal income taxes under the provisions of Section 501(a). Both plans have been amended since receiving these determination letters. However, the Plan administrator and the Plans' tax counsel believe that the Plans have been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in either Plans' financial statements.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plans and credited to their account until such time as they withdraw their accumulated balance.

6. Subsequent Events:

In April 2002, the Company's Board of Directors approved a Company contribution of $2,086,873 for the fiscal year ended March 31, 2002. This contribution will be included in the Plan for the year ended December 31, 2002.

In April 2002, the plan features both received favorable determination letters from the U.S. Treasury Department advising that they constitute qualified trusts under Section 401(a) of the Internal Revenue Code and thereby are exempt from Federal income taxes under the provisions of Section 501(a).

7. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31, 2000	December 31, 2001
Net assets available for benefits per the financial statements	$ 95,537,749	$ 86,136,720
Amounts allocated to withdrawing participants	-	(289,820)
Net assets available for benefits per Form 5500	$ 95,537,749	$ 85,846,900

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$ 11,303,373
Add: Amounts allocated to withdrawing participants at December 31, 2001	289,820
Less: Amounts allocated to withdrawing participants at December 31, 2000	-
Benefits paid to participants per Form 5500	$ 11,593,193

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The change in Trust net assets for the year ended December 31, 2001 was as follows:

	2001
Additions:	
Net depreciation of investments	$ (8,747,555)
Interest and dividends	1,909,321
Contributions:	
Employer	5,278,598
Participant	3,414,306
Total contributions	8,692,904
Investment fund transfers	196,981
Loan repayments	7,884
Total additions	2,059,535
Deductions:	
Benefit payments and withdrawals	11,764,466
Administrative expenses	172,163
Loan fund transfers	20,954
Forfeitures	4,141
Total deductions	11,961,724
Net decrease	(9,902,189)
Net assets available for benefits:	
Beginning of year	98,667,091
End of year	$ 88,764,902

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By: ______________________________

Kurt P. Cummings
Member of Retirement Committee

Date: June 28, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-98114) of AVX Corporation of our report dated June 14, 2002 relating to the financial statements of the AVX Corporation Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-33009) and (No. 33-98132) of Kyocera Corporation of our report dated June 14, 2002 relating to the financial statements of the AVX Corporation Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002